UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

February 20, 2013
Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

Granot Mobile Post Hefer,
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

D. Medical Industries Ltd. (the "Company") hereby announces that:

•
Ms. Orly Solomon was appointed as the Company's chief executive officer effective as of February 19, 2013. The Company has terminated the tenure of Mr. David Schwartz, the Company's former chief executive officer, effective as of February 11, 2013. In the Company's opinion, the circumstances leading to the termination do not require the attention of the Company's shareholders.

•
Mr. Schwartz also resigned from his position as a member of the Company's board of directors effective as of February 19, 2013. In the Company's opinion, the circumstances leading to his resignation do not require the attention of the Company's shareholders.

•
Mr. Uri Ben-Ari was appointed as the Company's chief financial officer effective as of February 6, 2013. Mr. David Dana, the Company's former chief financial officer, has terminated his employment as of February 6, 2013 (rather than March 3, 2013 as originally reported by the Company in the Form 6-K furnished to the Securities and Exchanges Commission on January 3, 2013).

•
Dr. Mati Nof and Prof. Baruch Mevorach have resigned from their positions as directors of the Company effective as of January 13, 2013. They both indicated that the circumstances leading to their resignation do not require the attention of the Company's shareholders. In addition, Prof. Yitzhak Katz has resigned from his position as an external director of the Company effective as of January 14, 2013. Prof. Katz indicated that the circumstances leading to his resignation do not require the attention of the Company's shareholders.

•
The Company's General Meeting of Shareholders (the "Meeting"), originally scheduled to take place on January 21, 2013 (see the Company's report on Form 6-K furnished to the Securities and Exchanges Commission on December 19, 2013), is postponed to a different date which is yet to be determined. The reason for the postponement is the Israel Securities Authority request to make certain changes in the Meeting's proxy statement, in light of Amendment No. 20 to the Israel Companies Law, 1999, which recently came into effect. Amendment No. 20 adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies. The Company will file a notice with the new Meeting date and other relevant information, once determined.

.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2013	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Yaacov Bar Lev —————————————— Yaacov Bar Lev Chairman